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EXHIBIT 99.1

THE THOMSON CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations for the three-month and six-month periods ended June 30, 2007, compared to the same periods in the preceding year. We recommend that you read this discussion and analysis in conjunction with our consolidated financial statements for each of the three-month and six-month periods ended June 30, 2007 and the year ended December 31, 2006 and the related notes to those financial statements, as well as our management's discussion and analysis for the year ended December 31, 2006. Our financial statements are prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. All dollar amounts in this discussion are in U.S. dollars unless otherwise specified. References in this discussion to "$" are to U.S. dollars, references to "£" are to British pounds sterling and references to "C$" are to Canadian dollars. Unless otherwise indicated, references in this discussion to "we," "our" and "us" are to The Thomson Corporation and its subsidiaries. In addition to historical information, this management's discussion and analysis contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward-looking statements. Some of these factors include those identified in the sections of this management's discussion and analysis entitled "Risks Relating to the Proposed Reuters Transaction" and "Cautionary Note Concerning Factors That May Affect Future Results" and in the "Risk Factors" section of our annual information form for the year ended December 31, 2006, which is also contained in our annual report on Form 40-F for the year ended December 31, 2006. Statements which relate to potential earnings enhancements in this management's discussion and analysis should not be interpreted to mean that earnings per share will necessarily be greater than those for the relevant preceding financial period. No statement in this management's discussion and analysis is intended to constitute a profit forecast. This management's discussion and analysis is dated as of July 24, 2007.

OVERVIEW

Our Business and Strategy

We are one of the world's leading information services providers to business and professional customers. Our target customers are knowledge workers whose expertise in particular markets is critical to the success of economies throughout the world. As economies evolve and become more global, we believe that the needs of knowledge workers will continue to grow.

We generate revenues by supplying knowledge workers with business-critical information solutions and services. We make our information more valuable by adding expert analysis, insight and commentary, and couple it with software tools and applications that our customers can use to search, compare, synthesize and communicate the information. To further enhance our customers' workflows, we deliver information and services electronically, integrate our solutions with our customers' own data and tailor the delivery of information to meet specific customer needs. As we integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself, and are moving from just informing our customers to enabling their decisions. As a global company, we are affected by economic and market dynamics, governmental regulations and business conditions for each market and country in which we operate.

Effective January 1, 2007, we realigned our operations into five segments on the basis of the customers they serve:

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  Thomson Legal

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  Thomson Financial

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  Thomson Tax & Accounting

  •
  Thomson Scientific

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  Thomson Healthcare

We also report financial results for a "Corporate and Other" reporting category, as well as discontinued operations. The Corporate and Other category principally includes corporate expenses, certain costs associated with our stock-related compensation, costs associated with our THOMSONplus business optimization program, which are discussed in the section of this management's discussion and analysis entitled "THOMSONplus," and costs associated with the proposed Reuters transaction.

Additionally, in the first quarter of 2007, we transferred our broker research operations from Thomson Legal to Thomson Financial. Results for all periods reflect this change.

Proposed Transaction with Reuters Group PLC

In May 2007, we and Reuters Group PLC (Reuters) announced the signing of a definitive agreement to combine the two companies through a dual listed company (DLC) structure. The transaction is subject to receipt of required regulatory, shareholder and court approvals and other customary closing conditions. After the proposed transaction closes, the combined business will be called Thomson-Reuters. The parent companies of the combined business will be The Thomson Corporation, an Ontario corporation, which will be renamed Thomson-Reuters Corporation, and Thomson-Reuters PLC, a United Kingdom company. The DLC structure will enable our company and Reuters to combine management and operations as a single economic entity while retaining the two parent companies' separate legal identities, primary listings and, it is intended, their existing index participations. The DLC structure will be accomplished through contractual arrangements between the two parent companies and amendments to each parent company's constitutional documents. The boards of the two parent companies will be identical and the combined business will be managed by a single senior executive management team.

To effect the transaction, a newly formed United Kingdom company, Thomson-Reuters PLC, will acquire Reuters Group PLC through a scheme of arrangement in which each Reuters share will be entitled to 352.5 pence per share in cash and 0.16 Thomson-Reuters PLC shares. Upon implementation of the transaction, one Thomson-Reuters PLC share will be equivalent to one share of Thomson-Reuters Corporation. Based on the closing Thomson share price and the applicable $/£ exchange rate on May 14, 2007, which was the day before our company and Reuters announced our agreement, each Reuters share was valued at approximately 691 pence per share. As of July 24, 2007, we estimate that Reuters would have approximately 1.3 billion shares outstanding and on this basis, Reuters shareholders would receive about 210 million Thomson-Reuters PLC shares. For this purpose, we have assumed that all outstanding Reuters in-the-money stock options and other share-based awards granted by Reuters would be converted into Reuters shares prior to the closing. The consideration that is required to be issued to Reuters shareholders will depend on the actual number of Reuters shares outstanding when the transaction closes. To fund the cash consideration, we plan to use proceeds from the sales of the Thomson Learning businesses as well as borrowings under our new acquisition credit facility. Based on the exchange rate of $2.06:£1.00 on July 24, 2007, this funding would be approximately $9.5 billion. Please see the "Subsequent Events" section of this management's discussion regarding our hedging program related to $/£ currency exchange rate fluctuations. The Thomson Learning sales are discussed in the "Discontinued Operations" section and the new credit facility is discussed in the "Liquidity and Capital Resources" section of this management's discussion and analysis.

Based on the current issued share capital of each of our company and Reuters, The Woodbridge Company Limited (Woodbridge) and other companies affiliated with it would own approximately 53% of the voting and economic interests of the combined Thomson-Reuters business, other Thomson shareholders would own approximately 23% and Reuters shareholders would own approximately 24%. As of July 24, 2007, Woodbridge and other companies affiliated with it beneficially owned approximately 70% of our company's common shares. More information about Woodbridge is provided in the "Related Party Transactions" section of this management's discussion and analysis.

The boards of our company and Reuters believe that there is a natural fit and compelling logic in creating a global leader in electronic information services, trading systems and news. Reuters' 2006 revenues, converted at an average 2006 currency exchange rate of $1.84:£1.00, were approximately $4.7 billion. Reuters' 2006 operating profit was approximately $471 million. We anticipate that the combination will generate annual synergies in excess of $500 million by the end of the third year after closing from shared technology platforms, distribution, third-party content and corporate services.

The U.S. Department of Justice, the European Commission and the Canadian Competition Bureau will be reviewing the transaction. In addition, our company and Reuters have made, and will be making, filings with antitrust/competition authorities in other jurisdictions around the world.

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  In the United States, given the DLC structure of the proposed combination of our company and Reuters, the transaction is not subject to the filing and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. However, as is common for a transaction of this size, the Department of Justice is conducting a review of the deal that we expect will be conducted similarly to a Hart-Scott-Rodino review.

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  In the European Union and Canada, the proposed combination is subject to the customary antitrust/competition review process. We and Reuters are currently in pre-filing discussions with the European Commission. The two companies currently plan to file a Form CO in September. We and Reuters will also be submitting merger notification filings to the Canadian Competition Bureau.

Thomson and Reuters are cooperating with the antitrust/competition authorities. Given the complementary nature of the two companies' businesses and the highly competitive nature of the financial information services industry, we remain confident that our company and Reuters will receive the required antitrust/competition approvals.

We and Reuters will also submit the proposed transaction to our respective shareholders for approval and will apply for requisite court approvals in Ontario, Canada and England.

Certain risks and uncertainties related to the proposed transaction are described in the section of this management's discussion and analysis entitled "Risks Relating to the Proposed Reuters Transaction."

Financial Information

The following table summarizes selected financial information for the three-month and six-month periods ended June 30, 2007 and 2006, including certain metrics that are non-GAAP financial measures. Please see the section below entitled "Use of Non-GAAP Financial Measures" for definitions of these terms and references to the reconciliations of these measures to the most directly comparable Canadian GAAP measures.

	Three months ended June 30,				Six months ended June 30,
(millions of U.S. dollars, except per share amounts)
	2007	2006	Change		2007	2006	Change

Consolidated Statement of Earnings Data:
Revenues	1,810	1,629	11%		3,477	3,134	11%
Operating profit	355	308	15%		581	517	12%
Earnings from continuing operations(1)	264	198	33%		474	403	18%
Discontinued operations, net of tax	113	(25)			127	(93)
Net earnings(1)	377	173	118%		601	310	94%
Basic and diluted earnings per common share from continuing operations(1)	$0.41	$0.30	37%		$0.73	$0.62	18%
Basic earnings per common share	$0.59	$0.27	119%		$0.93	$0.48	94%
Diluted earnings per common share(1)	$0.58	$0.26	123%		$0.93	$0.47	98%
Other Data(2):
Adjusted earnings from continuing operations	254	210	21%		399	341	17%
Adjusted earnings per common share from continuing operations	$0.39	$0.33	18%		$0.62	$0.53	17%
Free cash flow	226	315	(28%	)	363	425	(15%	)

(1)
Results are not directly comparable due to certain one-time items. For more information, please see the "Results of Operations" section of this management's discussion and analysis.

(2)
These are non-GAAP financial measures. Definitions are provided in the "Use of Non-GAAP Financial Measures" section of this management's discussion and analysis.

Seasonality

Historically, our revenues and operating profits from continuing operations have been proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases are concentrated at the end of the year, particularly in the regulatory and healthcare markets. As costs continue to be incurred more evenly throughout the year, our operating margins have historically increased as the year progresses. For these reasons, the performance of our businesses may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to our results reported in accordance with Canadian GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. We have historically reported non-GAAP financial results, as we believe their use provides more insight into our performance. The following discussion defines the measures that we currently use and explains why we believe they are useful measures of our performance, including our ability to generate cash flow:

•	Adjusted earnings and adjusted earnings per common share from continuing operations. We measure our earnings attributable to common shares and per share amounts to adjust for non-recurring items, discontinued operations and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

In interim periods, we adjust our reported earnings and earnings per common share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to the consolidated pre-tax income of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period's pre-tax income. Because the seasonality of our businesses impacts our geographical mix of profits in interim periods and therefore distorts the reported effective tax rate, we believe that using the expected full-year effective tax rate provides a more meaningful comparison among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes or on cash taxes paid.

See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in the "Results of Operations" section of this management's discussion and analysis.
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Net debt. We measure our net debt, which we define as our total indebtedness, including associated fair value hedging instruments (swaps) on our debt, less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the associated fair market value of cash flow hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in the "Liquidity and Capital Resources" section of this management's discussion and analysis.
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Free cash flow. We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in the "Liquidity and Capital Resources" section of this management's discussion and analysis.

These and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to net earnings, total debt, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. We encourage you to review the reconciliations of these non-GAAP financial measures to the most directly comparable Canadian GAAP measure within this management's discussion and analysis.

While in accordance with Canadian GAAP, our definition of segment operating profit may not be comparable to that of other companies. We define segment operating profit as operating profit before the amortization of identifiable intangible assets. We use this measure for our segments because we do not consider amortization to be a controllable operating cost for purposes of assessing the current performance of our segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.

We report depreciation for each of our segments within the section below entitled "Additional Information."

THOMSONplus Program

THOMSONplus is a series of initiatives, announced in 2006, which will allow us to become a more integrated operating company by leveraging assets and infrastructure across all segments of our business. To accomplish these initiatives, we expect to incur approximately $250 million of expenses from inception through 2009 primarily related to technology and restructuring costs and consulting services. In 2006, we incurred $60 million of expenses consisting primarily of consulting fees and severance. We also incurred $9 million of expenses associated with businesses that were reclassified to discontinued operations in 2006 related to severance and vacated leased properties. Based on current estimates, we expect to incur expenses of approximately $100 million in 2007, $50 million in 2008 and $30 million in 2009. Because THOMSONplus is a series of initiatives, the timing of these costs and savings may shift between different calendar years.

For the three and six-month periods ended June 30, 2007, we incurred $27 million and $61 million, respectively, of expenses within continuing operations associated with THOMSONplus consisting primarily of consulting fees and severance. The consulting costs primarily related to our efforts to deploy SAP as our company-wide enterprise resource planning (ERP) system, which will continue throughout 2007 and 2008. In the three-month period ended June 30, 2007, severance costs principally related to the elimination of certain finance positions in conjunction with the establishment of centralized service centers. For the six-month period ended June 30, 2007, severance costs also reflected efforts to streamline the operations of Thomson Financial. Because THOMSONplus is a corporate program, expenses associated with it are reported within the Corporate and Other segment.

As a return on this investment, we have generated annualized run-rate savings of approximately $65 million from the elimination of certain positions and the relocation of others to lower cost locations resulting from our establishment of a facility in Hyderabad, India to perform certain finance functions, as well as from other initiatives that have improved the efficiency of our operations. We expect to achieve savings of approximately $90 million in 2008 and reach our targeted savings rate of about $150 million per year at the end of 2008. These savings will largely be driven by improved efficiencies and effectiveness of procurement, supply chain management, financial reporting systems, including the implementation of a common ERP system, and platform integration across all of our segments. Our anticipated savings from THOMSONplus are in addition to the previously-discussed synergies that we anticipate arising from the proposed Reuters transaction.

RESULTS OF OPERATIONS

The following discussion compares our results for the three-month and six-month periods ended June 30, 2007 and 2006 and provides analyses of results from continuing operations and discontinued operations.

Basis of Analysis

Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. Results from operations that qualify as discontinued operations have been reclassified to that category for all periods presented. Please see the section below entitled "Discontinued Operations" for a discussion of these operations. In analyzing the results of our operating segments, we measure the performance of existing businesses and the impact of acquired businesses and foreign currency translation.

The following table summarizes our consolidated results for the periods indicated:

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	2007	2006	Change	2007	2006	Change

Revenues	1,810	1,629	11%	3,477	3,134	11%
Operating profit	355	308	15%	581	517	12%
Operating profit margin	19.6%	18.9%		16.7%	16.5%
Net earnings	377	173	118%	601	310	94%
Diluted earnings per common share	$0.58	$0.26	123%	$0.93	$0.47	98%

Revenues.    Revenues for each of the three-month and six-month periods ended June 30, 2007 increased 11% over the comparable prior year period comprised of the following:

	Three Months	Six Months
• growth from higher revenues of existing businesses	6%	6%
• contributions of newly acquired businesses	4%	4%
• impact from foreign currency translation	1%	1%

For our existing businesses, revenue growth was exhibited in all of our segments, reflecting customer demand for our integrated solutions, particularly in the legal and tax and accounting markets, and overall growth in the markets we serve. Contributions from acquired businesses were primarily related to Solucient and MercuryMD in our Thomson Healthcare segment, as well as CrossBorder Solutions in our Thomson Tax & Accounting segment.

Operating profit.    In the three-month and six-month periods ended June 30, 2007, operating profit increased 15% and 12%, respectively, primarily due to the increase in revenues. Our operating profit margin increased compared to the prior year as the effects of scale and efficiency initiatives more than offset higher corporate costs resulting primarily from the timing of spending related to our THOMSONplus program. See the section entitled "THOMSONplus" for a discussion of the program's initiatives and the section entitled "Corporate and Other" for discussion of its associated costs. Additionally, included in our operating expenses within Corporate and Other were $2 million of costs associated with our proposed transaction with Reuters. We anticipate that these expenses, which include consultant costs for integration planning as well as retention and severance payments, will become more significant in the second half of 2007.

Depreciation and amortization.    Depreciation expense increased 7% and 8% in the three-month and six-month periods ended June 30, 2007, respectively, compared to the prior year periods. These increases reflected recent acquisitions and capital expenditures. Amortization expense increased 5% and 3% in the three-month and six-month periods ended June 30, 2007, respectively, compared to the prior year periods. These increases reflect the amortization of newly acquired assets which more than offset the impact from the completion of amortization for certain intangible assets acquired in previous years.

Net other income.    Net other income in the three-month periods ended June 30, 2007 and 2006 was $6 million and $3 million, respectively, and for the six-month periods ended June 30, 2007 and 2006 was $12 million and $41 million, respectively. Amounts for all periods primarily consist of income from, and gains on the sales of, certain equity investments.

Income taxes.    Income taxes for the three-month and six-month periods ended June 30, 2007 and 2006 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the seasonality in our businesses impacts our geographic mix of pre-tax profits and losses in interim periods and, therefore, distorts our reported tax rate, our effective tax rate in interim periods is not indicative of our estimated effective tax rate for the full year. During the first quarter of 2007, our provision reflected benefits of $35 million resulting from a change in Australian tax law and the recognition of Canadian tax losses. In the second quarter of 2007, the tax provision reflected $14 million of additional benefits related to the recognition of Canadian tax losses. The Canadian tax losses were recognized in anticipation of using them against taxable income from the sale of Thomson Learning's Canadian education business, which was completed in early July. During the first quarter of 2006, we recorded approximately $15 million of one-time tax benefits associated with a change in a U.S. state tax law and the release of a valuation allowance against a U.S. state tax loss carryforward which had previously not been considered realizable.

Earnings attributable to common shares and earnings per common share.    For the three-month and six-month periods ended June 30, 2007, earnings attributable to common shares increased 119% and 95%, respectively, compared to the prior year periods. Diluted earnings per common share were $0.58 in the three months ended June 30, 2007 compared to $0.26 in the prior year period. Diluted earnings per common share were $0.93 in the six months ended June 30, 2007 compared to $0.47 in the prior year period. The increases in reported earnings and earnings per common share were the result of higher operating profit, higher tax benefits and higher earnings from discontinued operations.

The results for each of these periods are not directly comparable because of certain one-time items, as well as the variability in discontinued operations due to the timing of dispositions. The following table presents a summary of our earnings and our earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in each year:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per common share amounts)	2007	2006	2007	2006

Earnings attributable to common shares	375	171	598	307
Adjustments for one-time items:
Net other income	(6)	(3)	(12)	(41)
Reuters transaction costs	2	—	2	—
Tax on above items	(1)	—	(1)	(1)
Tax benefits	(14)	(2)	(49)	(11)
Interim period effective tax rate normalization	11	19	(12)	(6)
Discontinued operations	(113)	25	(127)	93

Adjusted earnings from continuing operations	254	210	399	341

Adjusted diluted earnings per common share from continuing operations	$0.39	$0.33	$0.62	$0.53

Our adjusted earnings from continuing operations for the three and six- months ended June 30, 2007 increased 21% and 17%, respectively, compared to the prior year period largely as a result of higher operating profit stemming from higher revenues, which more than offset costs associated with THOMSONplus and higher corporate expenses.

Operating Results by Business Segment

Thomson Legal

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2007	2006	Change	2007	2006	Change

Revenues	857	783	9%	1,602	1,459	10%
Segment operating profit	297	257	16%	504	434	16%
Segment operating profit margin	34.7%	32.8%		31.5%	29.7%

Results for Thomson Legal reflected continued strong demand for our online services in the United States, United Kingdom and other international markets. For both the three-month and six-month periods ended June 30, 2007, revenues increased 9% and 10%, respectively, compared to the prior year periods comprised of the following:

	Three Months	Six Months
• growth from higher revenues of existing businesses	6%	7%
• contributions of newly acquired businesses	2%	2%
• impact from foreign currency translation	1%	1%

For the three-month and six-month periods ended June 30, 2007, growth within Thomson Legal's existing businesses reflected the strong performance of online services, consisting primarily of Westlaw and our international online services, which increased 10% in both periods over the comparable prior year periods. Revenue from sales of software and services increased 11% in both periods as a result of higher new sales of website design and hosting services. Additionally, revenues from print and CD products approximated that of the prior year periods as higher print revenues offset a decline in CD product revenues as customers continued to migrate to Thomson Legal's online offerings. Contributions from acquired businesses reflected the results from Baker Robbins, a provider of technology and information management consulting to law firms and law departments, acquired in January 2007 and LiveNote Technologies, a provider of transcript and evidence management software that brings new functionality to Westlaw Litigator, which is our integrated litigation platform, acquired in September 2006.

Within the North American legal businesses, revenues increased primarily due to higher online and services revenues. Westlaw revenue experienced growth in all of its major market segments: law firm, corporate, government and academic as a result of greater new sales. Revenues from the Westlaw Litigator suite of online products increased in part due to our expansion of content and functionality of the offerings, such as the integration of legal briefs, trial documents and dockets and the introduction of Medical Litigator. Revenues from services increased primarily due to higher sales at FindLaw due to new sales, new product introduction and improved retention rates. Outside of North America, online revenues increased due to higher customer demand for our products and, to a lesser extent, the continued migration of our international customers from CD to online products. In the second quarter of 2007, international print revenues increased due to the timing of certain shipments compared to the prior year period. For the six-months ended June 30, 2007, international print revenues increased slightly compared to the prior year period.

The growth in segment operating profit and its corresponding margin was primarily a result of the revenue growth described above. The increase in the segment operating profit margin reflected the effects of scale in our existing businesses and the impact of efficiency initiatives.

Thomson Financial

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2007	2006	Change	2007	2006	Change

Revenues	540	502	8%	1,067	989	8%
Segment operating profit	107	93	15%	202	172	17%
Segment operating profit margin	19.8%	18.5%		18.9%	17.4%

Results for Thomson Financial reflected underlying market conditions and customer demand for offerings. For both the three-month and six-month periods ended June 30, 2007, revenues increased 8% compared to the prior year periods comprised of the following:

	Three Months	Six Months
• growth from higher revenues of existing businesses	4%	4%
• contributions of newly acquired businesses	2%	2%
• impact from foreign currency translation	2%	2%

Revenues from existing businesses increased as a result of new sales as well as higher transaction revenues. Revenues increased primarily in the investment management, investment banking and corporate services markets due to new sales and migrations from legacy offerings. In the investment management market, revenues increased from Thomson Quantitative Analytics, StreetEvents and Datafeeds. Revenues from Omgeo's straight-through-processing services increased due to continued customer demand. TradeWeb's overall revenues increased slightly due to higher transaction fees as the impact of higher volume in the mortgage-backed securities more than offset the effect of lower trading volumes in its U.S. Treasuries marketplace. Revenue growth from existing businesses was slightly tempered by lower pricing on our indications of interest offering and, in the wealth management sector, the exiting of a low-margin contract and declines in low-margin legacy desktops.

Increases in revenues from existing businesses were experienced in Thomson Financial's three primary geographic regions, the U.S., Europe and Asia. The increases in revenues in Europe and Asia were attributable to greater localized solutions, including Japanese language versions of Thomson ONE Investment Banking and Thomson ONE Investment Management, and higher sales of investor relations communication services.

Results also reflected contributions from eXimius, a workflow solution provider for the private client investment management community that was acquired in February 2007; AFX News, a real-time financial news agency that was acquired in July 2006; and Quantitative Analytics, Inc., a provider of financial database integration and analysis solutions that was acquired in March 2006.

Segment operating profit increased primarily due to higher revenues as expenses increased modestly compared to prior periods. The segment operating profit margin increased due to the effects of higher revenues, the impact of completed and ongoing efficiency efforts to relocate certain activities to lower cost locations and a decline in depreciation expense as a result of timing and more efficient capital spending.

Thomson Tax & Accounting

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2007	2006	Change	2007	2006	Change

Revenues	155	126	23%	315	268	18%
Segment operating profit	31	22	41%	69	52	33%
Segment operating profit margin	20.0%	17.5%		21.9%	19.4%

Results for Thomson Tax & Accounting reflected continuing customer demand for our online solutions and software products. For the three-month and six-month periods ended June 30, 2007, revenues increased 23% and 18%, respectively, comprised of the following:

	Three Months	Six Months
• growth from higher revenues of existing businesses	15%	12%
• contributions of newly acquired businesses	8%	6%
• impact from foreign currency translation	0%	0%

Revenues from Thomson Tax & Accounting's existing businesses increased as a result of higher online, software and services sales as well as improved retention. In the research and guidance sector, Checkpoint online revenue continued to increase significantly as a result of new sales and continued migration of customers from print to online products. Revenues in the professional software and services sector increased due to higher tax transaction revenues and increased sales of product suites derived from additional offerings and increased customer retention. Within the corporate software and services sector, revenues increased primarily as a result of higher sales of income tax and transaction tax products and services. Income tax revenues benefited from sales of additional offerings and customer demand.

Results also reflected contributions from the Deloitte Tax LLP Sales & Use Outsourcing business, a provider of sales and use tax compliance services that was acquired in January 2007; CrossBorder Solutions, a tax software provider specializing in international tax compliance areas such as transfer pricing that was acquired in March 2007; and the Employee Benefits Institute of America Inc., a provider of employee benefits research and guidance purchased in June 2007.

Growth in segment operating profit compared to the prior year reflected the increase in revenues. The segment operating profit margin increased due to the effects of scale and the impact of efficiency initiatives.

Thomson Scientific

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2007	2006	Change	2007	2006	Change

Revenues	162	153	6%	311	292	7%
Segment operating profit	45	39	15%	79	67	18%
Segment operating profit margin	27.8%	25.5%		25.4%	22.9%

Results for Thomson Scientific reflected continuing customer demand for our solutions. For both the three-month and six-month periods ended June 30, 2007, revenues increased 6% and 7%, respectively, compared to the prior year periods comprised of the following:

	Three Months	Six Months
• growth from higher revenues of existing businesses	1%	2%
• contributions of newly acquired businesses	3%	3%
• impact from foreign currency translation	2%	2%

Growth in revenues from existing businesses was primarily a result of higher revenues for the Web of Science and Web of Knowledge, as well as increased revenues from corporate information solutions. The Web of Science/Web of Knowledge benefited from an increase in new sales and higher renewal rates. Revenues from corporate information solutions increased due to higher demand for patent management services and data, as well as industry standards information. These increases were partially offset by lower revenues from online hosted content and legacy products. Revenue growth from pharma information solutions was tempered by the impact of unfavorable changes in foreign currency exchange rates on transactions involving US dollar revenues within our European businesses. Results also reflected contributions from ScholarOne, a provider of subscription-based software for authoring, evaluating and publishing research that was acquired in August 2006.

Growth in segment operating profit compared to the prior year reflected higher revenues and the impact of efficiency initiatives. These initiatives have enabled Thomson Scientific to control costs and improve its segment operating profit margin. Additionally, for the second quarter of 2007, segment operating profit and its related margin benefited from lower royalty expenses for online hosted content.

Thomson Healthcare

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2007	2006	Change	2007	2006	Change

Revenues	100	70	43%	192	135	42%
Segment operating profit	9	6	50%	13	10	30%
Segment operating profit margin	9.0%	8.6%		6.8%	7.4%

Results for Thomson Healthcare reflected a recent investment in our management decision support offerings and continued customer demand in that sector. For both the three-month and six-month periods ended June 30, 2007, revenues increased 43% and 42%, respectively, compared to the prior year periods comprised of the following:

	Three Months	Six Months
• growth from higher revenues of existing businesses	5%	4%
• contributions of newly acquired businesses	38%	38%
• impact from foreign currency translation	0%	0%

Revenues from Thomson Healthcare's existing businesses increased as a result of the timing of a supplement release for PDR and continuing demand for its management decision support offerings. While revenues increased compared to the prior year periods, the impact of new sales for clinical decision support and payer decision support offerings were tempered by the losses of certain customer contracts. Results also reflected contributions from Solucient, a provider of data and advanced analytics to hospitals and health systems acquired in October 2006, and MercuryMD, a provider of mobile information systems serving the healthcare market acquired in May 2006.

For the second quarter of 2007, segment operating profit and its related margin increased compared to the prior year period due to the increase in revenues. For the six-month period ended June 30, 2007, segment operating profit increased as the effect of the increase in revenues more than offset an increase in expenses due to product development and integration expenses associated with acquired offerings. The segment operating profit margin for the six-month period ended June 30, 2007 decreased due to the increase in expenses.

First half performance for Thomson Healthcare is not indicative of the anticipated full-year results, as historically approximately 40% of the segment's revenues and over 70% of its operating profit have been generated in the fourth quarter. Significant revenues and profits are traditionally derived in the fourth quarter with the shipment of the PDR.

Corporate and Other

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2007	2006	Change	2007	2006	Change

Expenses excluding THOMSONplus	45	38	18%	102	80	28%
THOMSONplus	27	12		61	19

Total	72	50	44%	163	99	65%

For the three- and six-month periods ended June 30, 2007, Corporate and Other expenses increased $22 million and $64 million, respectively, over the comparable prior year periods. The increases were primarily due to expenses associated with our THOMSONplus program and higher healthcare costs. Further, with the realignment of our operations effective January 1, 2007, we are managing more aspects of our business centrally under the offices of the Vice Chairman, the Chief Technology Officer and the Chief Operating Officer. Corporate costs reflect the expenses associated with these offices. Also included in our corporate expenses were $2 million of costs associated with our proposed transaction with Reuters. We anticipate that these expenses, which include consultant costs for integration planning as well as retention and severance payments, will become more significant in the second half of 2007.

We incurred $27 million and $61 million of expenses associated with THOMSONplus in the three- and six-month periods ended June 30, 2007, respectively. These expenses primarily related to consulting services, but also included severance. The consulting costs primarily related to our efforts to deploy SAP as our company-wide ERP system, which will continue throughout 2007 and 2008. In the three-month period, severance costs principally related to the elimination of certain finance positions in conjunction with the establishment of centralized service centers. For the six-month period, severance costs also reflected efforts to streamline the operations of Thomson Financial.

Discontinued Operations

As part of our continuing strategy to optimize our portfolio of businesses to ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, management decided to actively pursue the sale of the following businesses. These businesses were classified as discontinued operations within the consolidated financial statements for all periods presented. None of these businesses was considered fundamental to our integrated information offerings.

In April 2007, we approved plans to sell Fakta, our regulatory information business in Sweden. This business was managed within Thomson Legal.

In March 2007, we approved plans within Thomson Healthcare to sell PLM, a provider of drug and therapeutic information in Latin America; the New England Institutional Review Board, an ethical review board that monitors clinical research involving human subjects; and CenterWatch, a provider of clinical research information.

In October 2006, we announced our intention to sell Thomson Learning through three independent processes, each on its own schedule, as follows:

  •
  In May 2007, we agreed to sell Thomson Learning's higher education, careers and library reference businesses to funds advised by Apax Partners and OMERS Capital Partners for approximately $7.75 billion in cash. This sale was completed in July 2007. See the section entitled "Subsequent Events" for further discussion.

  •
  In May 2007, we completed the sale of NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC for approximately $270 million and recorded a post-tax loss of $4 million.

  •
  In June 2007, we agreed to sell Prometric, a global leader in assessment services, to ETS for $310 million in cash and a 6% promissory note for $125 million due in 2014. The principal amount of the note is subject to adjustment based on the assignment of certain customer contracts. We expect this sale to be concluded in the third quarter of 2007.

We recorded impairment charges associated with certain of these businesses of $14 million in the fourth quarter of 2006. Based on estimates of fair value, as well as current carrying value, at March 31, 2007, these impairment charges were reversed in the first quarter of 2007.

Additionally, in the fourth quarter of 2006 we approved plans within Thomson Legal to sell our business information and news operations, which include our Market Research and NewsEdge businesses. Based on estimates of fair value at March 31, 2007, we recorded impairment charges to identifiable intangible assets of $3 million before taxes related to these businesses. We completed the sale of the Market Research and NewsEdge businesses in May 2007 and July 2007, respectively.

In June 2006, our board of directors approved plans to sell IOB, a Brazilian regulatory business within Thomson Legal and Thomson Medical Education, a provider of sponsored medical education within Thomson Healthcare. We completed the sale of Thomson Medical Education in April 2007 and IOB in June 2007.

In the first quarter of 2006, we approved plans within Thomson Legal to sell Lawpoint Pty Limited, an Australian provider of print and online regulatory information services; and Law Manager, Inc., a software and services provider. We completed the sale of Law Manager in April 2006 and Lawpoint in June 2006.

Also in the first quarter of 2006, we approved plans within Thomson Learning to sell Peterson's, a college preparatory guide; the North American operations of Thomson Education Direct, a consumer-based distance learning career school; and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic communities. Based on estimates of fair market value at March 31, 2006, we recorded impairment charges associated with certain of these businesses related to identifiable intangible assets and goodwill of $40 million before taxes. We completed the sale of Peterson's in July 2006 and K.G. Saur in August 2006. We completed the sale of our North American operations of Thomson Education Direct in March 2007.

In December 2005, our board of directors approved our plan to dispose of American Health Consultants, a medical newsletter publisher and medical education provider within Thomson Healthcare. We completed the sale in the third quarter of 2006.

We adjust liabilities previously established for businesses that have been sold when actual results differ from estimates used in establishing such liabilities. Adjustments are made in conjunction with the expiration of representations and warranty periods or to reflect the refinement of earlier estimates. No adjustments were made in the three months ended June 30, 2007 and 2006. In the six months ended June 30, 2007 and 2006, we adjusted disposal liabilities related to previous dispositions resulting in $10 million and $3 million, respectively, of earnings from discontinued operations.

For more information on discontinued operations, see note 9 to our consolidated financial statements for the period ended June 30, 2007.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

At June 30, 2007, our total assets were $20,025 million, which approximated the total of $20,132 million at December 31, 2006. Increases in assets related to newly acquired businesses and capital expenditures, as well as the impact of foreign currency translation, were offset by the effect of the sale of certain discontinued operations, repayments of short-term debt and depreciation and amortization.

The following table presents comparative information related to net debt, shareholders' equity and the ratio of net debt to shareholders' equity:

	As at
(millions of U.S. dollars)	June 30, 2007	December 31, 2006

Short-term indebtedness	210	333
Current portion of long-term debt	656	264
Long-term debt	3,375	3,681

Total debt	4,241	4,278
Swaps	(355)	(257)

Total debt after swaps	3,886	4,021
Remove fair value adjustment of cash flow hedges	34	54
Less: Cash and cash equivalents	(422)	(334)

Net debt	3,498	3,741

Shareholders' equity	10,769	10,481

Net debt/equity ratio	0.32:1	0.36:1

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facilities. Under the financial covenant set forth in our bilateral credit facilities, we must maintain a ratio of total debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the guarantee) for the last four quarters ended of not more than 4:1. Total debt is adjusted to factor in the impact of swaps and other hedge agreements related to the debt. In our new acquisition credit facility related to the proposed Reuters transaction, which is discussed further below, the leverage ratio for this covenant is based on net debt and is not more than 4.5:1. As of June 30, 2007, we were in compliance with these covenants.

In January 2006, we repaid $50 million of privately placed notes upon their maturity.

The following table displays the recent changes in our shareholders' equity:

(millions of U.S. dollars)

Balance at December 31, 2006	10,481
Effect of accounting change for income taxes(1)	(33)

Restated balance as of December 31, 2006	10,448
Earnings attributable to common shares for the six months ended June 30, 2007	598
Additions to paid in capital related to stock compensation plans	26
Common share issuances	56
Repurchases of common shares	(75)
Common share dividends declared	(314)
Net unrealized losses on derivatives that qualify as cash flow hedges(2)	(20)
Net realized gains from accumulated other comprehensive income	(38)
Change in unrealized translation adjustment	88

Balance at June 30, 2007	10,769

(1)
Effective January 1, 2007, we changed our accounting policy for uncertain income tax positions. The effect of this change was reflected as an adjustment to opening retained earnings. See the section entitled "Accounting Changes" for further discussion.

(2)
Effective January 1, 2006, the unrealized gains and losses on certain derivatives that qualify as cash flow hedges are recorded as a component of accumulated other comprehensive income within shareholders' equity in our consolidated balance sheet. See the section entitled "Accounting Changes" for further discussion.

The following table sets forth the ratings that we have received from rating agencies in respect of our outstanding securities as of June 30, 2007:

	Moody's	Standard & Poor's	Dominion Bond Rating Service (DBRS)

Long-term debt	A3	A-	A (low)
Commercial paper	—	—	R-1 (low)
Trend/Outlook	Negative	Developing	Negative

In the second quarter of 2007, DBRS placed us under review with "negative implications" following the announcement of our intention to combine with Reuters.

In the fourth quarter of 2006, Moody's revised its trend/outlook for our company from "stable" to "negative" and Standard & Poor's revised its trend/outlook for our company from "stable" to "developing" after our announcement of our intention to sell our remaining Thomson Learning businesses. These revisions reflected the uncertainties at the time surrounding this divestiture including the amount of proceeds to be received and the nature of the reinvestment of those proceeds. You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. At June 30, 2007, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, however, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs.

Share Repurchase Program

Since May 2005, we have had in place a share repurchase program which has allowed us to repurchase up to 15 million of our shares in a given 12 month period. We most recently renewed this program in May 2007. Since May 2005, we have repurchased and subsequently cancelled approximately 20 million shares for approximately $744 million. We have not repurchased any shares under the current program and suspended repurchases in May 2007 as a result of our proposed combination with Reuters. The following summarizes our repurchases over the past five quarters.

Three-month period ended	Shares Repurchased	Average Price per Share	Number of Shares Available for Repurchase

June 30, 2006	3,110,000	$39.58
September 30, 2006	1,710,600	$39.27
December 31, 2006	1,289,400	$41.41
March 31, 2007	1,305,000	$41.74
June 30, 2007	495,000	$42.68	15,000,000

Shares that we repurchase are cancelled. We may repurchase shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange. Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. We may elect to suspend or discontinue the program at any time. From time to time, when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.

Cash Flow

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program and the issuance of public debt. In 2007, we anticipate that the proceeds from our announced divestitures will also be a large source of liquidity. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance dividend payments, capital expenditures and acquisitions. Additionally, as discussed in the section entitled "Share Repurchase Program" we have also used our cash to repurchase outstanding common shares in open market transactions.

Operating activities.    For the three months ended June 30, 2007, cash provided by our operating activities was $443 million compared to $467 million for the prior year period. The change primarily reflected the composition of businesses in discontinued operations and costs associated with their disposition. Also reflected in this change was approximately $13 million of increased cash outlays associated with THOMSONplus. Excluding discontinued operations, cash from operating activities increased compared to the prior year period due to higher operating profit. Cash provided by our operating activities in the six months ended June 30, 2007 was $730 million compared to $696 in the prior year. This increase was attributable to increased operating profit and lower tax payments, which more than offset lower cash from operations from businesses in discontinued operations and additional cash outlays of $31 million associated with THOMSONplus. Working capital levels in the second quarter and first half of 2007 approximated those of the comparable prior year periods as the effect of the timing of accounts receivable collections offset the impact of the timing of payments for normal operating expenses. For both the three-month and six-month periods ended June 30, 2007, cash provided from operating activities included a payment of $36 million to settle the Rodriguez v. West Publishing Corp. and Kaplan Inc. lawsuit.

Investing activities.    For the three-month period ended June 30, 2007, cash provided by our investing activities was $199 million. In the prior year period, cash used in investing activities was $209 million. For the six-month periods ended June 30, 2007, cash used in our investing activities was $117 million compared to $407 million for the prior year period. Both periods in 2007 reflected higher proceeds from the sales of discontinued operations and decreased acquisition spending compared to the prior year periods. Acquisitions in the six-month period ended June 30, 2007 included CrossBorder Solutions in our Thomson Tax & Accounting segment. For the three-month and six month periods ended June 30, 2007, capital expenditures increased compared to the prior year period due to higher spending on, and the timing of, technology initiatives. In particular, we had $13 million in capital expenditures resulting from a data center expansion in Eagan, MN.

Financing activities.    For the three months ended June 30, 2007, cash used in our financing activities was $570 million compared to $319 million in the prior year period. For the six months ended June 30, 2007, cash used in our financing activities was $525 million compared to $472 million in the prior year period. The increased outflow of cash in both periods reflected repayments of borrowings under our short-term facilities and higher dividend payments. These effects were partially offset by a reduction in our repurchases of common shares (see "Share Repurchase Program" above).

The following table sets forth our common share dividend activity:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2007	2006	2007	2006

Dividends declared	157	142	314	284
Dividends reinvested	(4)	(4)	(8)	(7)

Dividends paid	153	138	306	277

A discussion of other significant financing activities from each year is noted under the section entitled "Financial Position."

Free cash flow.    The following table sets forth a calculation of our free cash flow for 2007 and 2006:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2007	2006	2007	2006

Net cash provided by operating activities	443	467	730	696
Capital expenditures	(142)	(94)	(240)	(160)
Other investing activities	(13)	(4)	(23)	(15)
Dividends paid on preference shares	(2)	(2)	(3)	(3)
Investing activities of discontinued operations	(60)	(52)	(101)	(93)

Free cash flow	226	315	363	425

Our free cash flow for the three-month and six-month periods ended June 30, 2007 decreased compared to the prior year periods due to the composition of businesses in discontinued operations and costs associated with their disposition, as well as higher capital expenditures. The increase in capital expenditures included $13 million in spending associated with the expansion of our data center in Eagan, MN. Results for both the three-month and six-month periods ended June 30, 2007 also reflected a

$36 million payment to settle the Rodriguez v. West Publishing Corp. and Kaplan Inc. lawsuit, as well as additional cash outlays associated with THOMSONplus of $13 million and $31 million, respectively.

Credit facilities and commercial paper program.    As of June 30, 2007, we maintained revolving unsecured bilateral credit facilities that provided an aggregate commitment of $1.6 billion. Though not contractually required, we view our borrowings under our commercial paper program as a reduction of the amount available to us under our bilateral credit facilities. At June 30, 2007, our bilateral credit lines and related activity were as follows:

(millions of U.S. dollars)
Bilateral Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available

1,600	(22)	(199)	1,379

Our bilateral credit facilities are structured such that, if our long-term debt rating was downgraded by Moody's or Standard & Poor's, our facility fee and borrowing costs under our existing credit facilities may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our bilateral credit facility fees and borrowing costs.

Additionally, in May 2007, we entered into a £4.8 billion acquisition credit facility. We entered into this facility as a result of requirements of the U.K. Panel on Takeovers and Mergers, which require us and our financial advisors for the transaction to confirm our ability to finance our proposed transaction with Reuters. We may only draw down amounts under this facility to finance the proposed transaction, to refinance any existing debt of Reuters or its subsidiaries after the closing, and to pay fees and expenses that we incur in connection with the proposed transaction and the credit facility. As of June 30, 2007, we had not utilized this facility. In July 2007, we reduced the aggregate lending commitment under the facility to £2.5 billion after receiving proceeds from the sale of Thomson Learning's higher education, careers and library reference assets. In accordance with the terms of the new facility, we are required to hold certain of these sale proceeds in "permitted investments," as defined by the facility, until the closing of the proposed Reuters transaction. These "permitted investments" include, among other investments, money market funds that are rated at least "A-"or better. The facility is structured as a 364-day credit line with subsequent extension/term-out options that would allow our company to extend the final maturity until May 2009.

Debt shelf registration.    In September 2005, we filed a shelf prospectus to issue up to $2 billion of debt securities from time to time. As of June 30, 2007, we had not issued any debt securities under this shelf prospectus.

Off-balance sheet arrangements, commitments and contractual obligations.    For a summary of our off-balance sheet arrangements, commitments and contractual obligations, please see our management's discussion and analysis for the year ended December 31, 2006. Other than the proposed combination with Reuters, there were no material changes to these arrangements, commitments and obligations during the six-month period ended June 30, 2007.

We plan to fund the proposed Reuters transaction with proceeds from the sales of our Thomson Learning businesses and borrowings available to us under our new acquisition credit facility. We believe that cash from our operations and other available credit facilities will be sufficient to fund our future cash dividends, debt service, projected capital expenditures, acquisitions that we pursue in the normal course of business and share repurchases.

Contingencies

Our company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. Some of these matters are described in our management's discussion and analysis for the three month period ended March 31, 2007 and the year ended December 31, 2006. For the three-month period ended June 30, 2007, there have been no material developments to these matters. The outcome of all of the proceedings and claims against our company, including, without limitation, those described in our management's discussion and analysis for the three month period ended March 31, 2007 and the year ended December 31, 2006, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by us and after consultation with outside legal counsel, our management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition, taken as a whole.

Please see our management's discussion and analysis for the year ended December 31, 2006 for a summary of our tax contingencies and market risks. There were no material changes to these contingencies and risks during the six-month period ended June 30, 2007.

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the sections below entitled "Material Assumptions" and "Cautionary Note Concerning Factors That May Affect Future Results."

The following represents our current business outlook for 2007. In light of our proposed combination with Reuters and United Kingdom disclosure requirements associated with providing profit-related forecasts at this time, we will no longer issue or affirm operating profit margin guidance until the closing of the acquisition of Reuters, other than if required in the circular to be distributed to Reuters shareholders in connection with the transaction.

We expect revenue growth to be at the high end of the company's long-term target range of 7%-9%. Cash generated by continuing operations is expected to grow, excluding cash generated through deployment of the Thomson Learning sale proceeds.

MATERIAL ASSUMPTIONS

In preparing our Outlook, our material assumptions were that worldwide macroeconomic conditions would be unchanged in 2007 relative to 2006 and a portion of our anticipated 2007 revenue growth would come from tactical acquisitions made during the year.

RELATED PARTY TRANSACTIONS

As of July 24, 2007, Woodbridge and other companies affiliated with it together beneficially owned approximately 70% of our common shares.

From time to time, in the normal course of business, Woodbridge and its affiliates purchase some of our products and service offerings. These transactions are negotiated at arm's length on standard terms, including price, and are not significant to our results of operations or financial condition individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2006, the total amounts charged to Woodbridge for these rentals and services were approximately $2 million.

The employees of Jane's Information Group (Jane's), a business that we sold to Woodbridge in April 2001, participated in our pension plans in the United States and United Kingdom, as well as our defined contribution plan in the United States, until June 2007, when Woodbridge sold Jane's to a third party. As a consequence of the sale, Jane's employees have ceased active participation in our plans. During its period of participation, Jane's made proportional contributions to these pension plans as required, and made matching contributions in accordance with the provisions of the defined contribution plan. As part of its original purchase from us, Woodbridge assumed the pension liability associated with the active employees of Jane's.

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiary. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. In 2006, these premiums were about $50,000, which would approximate the premium charged by a third party insurer for such coverage.

We have entered into an agreement with Woodbridge under which Woodbridge has agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm's length, commercial arrangement. A third party administrator will manage any claims under the indemnity. We pay Woodbridge an annual fee of $750,000, which is less than the premium that we would have paid for commercial insurance.

We have entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Mr. Denning, one of our directors and chairman of the board's Human Resources Committee, is also a director of Hewitt. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors. Under the current contract terms, we expect to pay Hewitt an aggregate of approximately $165 million over a 10 year period beginning in 2006. In 2006, we paid Hewitt $16 million for its services.

SUBSEQUENT EVENTS

In July 2007, we completed our sale of Thomson Learning's higher education, careers and library reference assets and Nelson Canada to a consortium of funds advised by Apax Partners and OMERS Capital Partners for approximately $7.75 billion. We anticipate recording a post-tax gain on the sale.

In July 2007, we repaid C$250 million of debentures upon their maturity.

As the funding of the cash consideration required to be paid to Reuters shareholders will fluctuate based on the $/£ exchange rate, in July 2007 we commenced a hedging program to mitigate exposure to changes in the $/£ exchange rate. Through July 24, 2007, we paid approximately $40 million for the purchase of sterling call options. These options will be stated at their fair value in our consolidated balance sheet and changes in their fair value will be reflected within our consolidated statement of earnings.

ACCOUNTING CHANGES

Income Taxes

Effective January 1, 2007, we voluntarily adopted a new accounting policy for uncertain income tax positions. As a result of this change in accounting policy, we recorded a non-cash charge of $33 million to our opening retained earnings as of January 1, 2007 with an offsetting increase to non-current liabilities.

Under our previous policy, we would reserve for tax contingencies if it was probable that an uncertain position would not be upheld. Under our new policy, we evaluate a tax position using a two-step process:

  •
  First, we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

  •
  Second, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. If the tax position does not meet the more-likely-than-not recognition threshold, no benefit from the tax position is recorded.

We were not able to retroactively apply this new policy as the data to determine the amounts and probabilities of the possible outcomes of the various tax positions that could be realized upon ultimate settlement was not collected in prior periods. Further, significant judgments are involved in assessing these tax positions and we concluded that it is not possible to estimate the effects of adopting the policy at an earlier date.

Financial Instruments and Comprehensive Income

Effective January 1, 2006, we adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provided comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduced a new component of equity referred to as accumulated other comprehensive income.

Under these new standards, all financial instruments, including derivatives, are included on our consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated either as a "cash flow hedge," when the hedged item is a future cash flow, or a "fair value hedge," when the hedged item is the fair value of a recognized asset or liability. The effective portion of unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.

In accordance with the provisions of these new standards, we reflected the following adjustments as of January 1, 2006:

  •
  An increase of $53 million to "Other non-current assets" and "Accumulated other comprehensive income" in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts, which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;

  •
  A reclassification of $5 million from "Other current assets," and $3 million from "Other current liabilities" to "Accumulated other comprehensive income" in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges; and

  •
  An increase of $16 million to "Other non-current assets" and "Long-term debt" in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges.

The adoption of these new standards had no material impact on our consolidated statement of earnings. The unrealized gains and losses included in "Accumulated other comprehensive income" were recorded net of taxes, which were nil.

Discontinued Operations

In April 2006, the Emerging Issues Committee of the CICA (EIC) issued Abstract 161, Discontinued Operations (EIC-161). The abstract addresses the appropriateness of allocating interest expense to a discontinued operation and disallows allocations of general corporate overhead. EIC-161 was effective upon its issuance and did not have an impact on our consolidated financial statements.

Stock-Based Compensation

In July 2006, we adopted EIC Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (EIC-162), retroactively to January 1, 2006. The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognized over the period from the date of grant to the date the employee becomes eligible to retire. EIC-162 did not have an impact on our financial statements.

CRITICAL ACCOUNTING POLICIES

Please refer to the "Critical Accounting Policies" section of our management's discussion and analysis for the year ended December 31, 2006, which is also contained in our annual report on Form 40-F for the year ended December 31, 2006, for information on accounting policies that we consider critical in preparing our consolidated financial statements. Since the date of our annual management's discussion and analysis and Form 40-F, there have not been any significant changes to these policies, nor have there been any new accounting policies that we would consider critical, other than the accounting change for income taxes discussed in the section entitled "Accounting Changes." The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management.

RECENTLY ISSUED ACCOUNTING STANDARDS

In 2006, the CICA announced that it will no longer converge Canadian GAAP with generally accepted accounting principles of the United States (U.S. GAAP). Rather, the CICA will work towards convergence with International Financial Reporting Standards (IFRS) with the expectation that Canadian GAAP will be replaced by IFRS in 2011. As a public company, we are allowed to file our financial statements with the Canadian securities regulatory authorities under either Canadian GAAP or U.S. GAAP. We are also required to file an annual reconciliation of our earnings and shareholders' equity between Canadian GAAP and U.S. GAAP with the U.S. Securities and Exchange Commission (SEC). This reconciliation is presented in note 19 in our financial statements.

ADDITIONAL INFORMATION

Depreciation by Segment

The following table details depreciation expense by segment for the three-month and six-month periods ended June 30, 2007 and 2006:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2007	2006	2007	2006

Legal	52	47	100	90
Financial	44	46	90	90
Tax & Accounting	5	6	11	12
Scientific	7	4	14	10
Healthcare	6	4	11	8
Corporate and Other	3	2	6	4

Total	117	109	232	214

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management's discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information required to be disclosed by our company in reports that it files or furnishes under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

During our second quarter of 2007, we migrated certain of our financial processing systems to SAP software as well as transferred related workflows to shared service centers. This is an initiative within our ongoing THOMSONplus program, and we plan to continue implementing such changes throughout other parts of our businesses in the remaining half of 2007, as well as 2008. In connection with this SAP implementation and transfer of workflows, we are modifying the design and documentation of our internal control processes and procedures. Except as described above, there were no other changes in our internal control over financial reporting during our second quarter of 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Share Capital

As of July 24, 2007, we had outstanding 640,414,573 common shares, 6,000,000 Series II preference shares, 540,095 restricted share units and 15,267,169 stock options.

Public Securities Filings

You may access other information about our company, including our annual information form and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov.

QUARTERLY INFORMATION (UNAUDITED)

The following table presents a summary of our consolidated operating results for our eight most recent quarters:

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per common share amounts)
	2007	2006	2007	2006	2006	2005	2006	2005

Revenues	1,667	1,505	1,810	1,629	1,622	1,514	1,856	1,713
Operating profit	226	209	355	308	314	285	423	429
Earnings from continuing operations	210	205	264	198	207	141	306	158
Discontinued operations, net of tax	14	(68)	113	(25)	212	168	85	92

Net earnings	224	137	377	173	419	309	391	250
Dividends declared on preference shares	(1)	(1)	(2)	(2)	(1)	(1)	(1)	(1)

Earnings attributable to common shares	223	136	375	171	418	308	390	249

Basic earnings per common share
From continuing operations	$0.33	$0.31	$0.41	$0.30	$0.32	$0.21	$0.47	$0.24
From discontinued operations	0.02	(0.10)	0.18	(0.03)	0.33	0.26	0.14	0.14

	$0.35	$0.21	$0.59	$0.27	$0.65	$0.47	$0.61	$0.38

Diluted earnings per common share
From continuing operations	$0.33	$0.31	$0.41	$0.30	$0.32	$0.21	$0.47	$0.24
From discontinued operations	0.02	(0.10)	0.17	(0.04)	0.33	0.26	0.14	0.14

	$0.35	$0.21	$0.58	$0.26	$0.65	$0.47	$0.61	$0.38

In terms of revenues and profits, historically our first quarter has been proportionately the smallest and the fourth quarter our largest, as certain product releases are concentrated at the end of the year, particularly in the regulatory and healthcare markets. Costs have been incurred more evenly throughout the year. As a result, our operating margins have generally increased as the year progresses. In general, our year-over-year performance reflected increased operating profit driven by higher revenues from existing businesses and contributions from acquired businesses.

In the quarter ended March 31, 2006, earnings from continuing operations and net earnings reflected the recognition of certain tax credits. In the quarter ended December 31, 2005, earnings from continuing operations and net earnings reflected a $125 million tax charge associated with repatriated profits.

RISKS RELATING TO THE PROPOSED REUTERS TRANSACTION

There are a number of risks and uncertainties associated with the proposed Reuters transaction, including the following:

  •
  The transaction is subject to various regulatory approvals and the fulfillment of certain conditions, including the approval of our and Reuters' shareholders and court approvals in Ontario, Canada and England, and there can be no assurance that any such approvals will be obtained, that these conditions will be met or waived or that we will be able to successfully consummate the proposed combination as currently contemplated or at all;

  •
  As a condition to providing required regulatory approvals, governmental authorities may require divestiture of certain of our or Reuters' assets or seek to impose restrictive conditions on the operations of the combined business;

  •
  We may not be able to achieve the anticipated operating synergies, cost savings and other benefits of the transaction; and

  •
  Thomson's and Reuters' ability to attract new employees and retain existing employees may be harmed by the uncertainty associated with the transaction.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain information in this management's discussion and analysis, particularly under the heading "Outlook," are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements also include statements about our beliefs and expectations related to anticipated run-rate savings related to THOMSONplus and the delivery of expected synergies arising from the proposed Reuters transaction. There can be no assurance that the proposed Reuters transaction will be consummated or that the anticipated benefits will be realized. The proposed Reuters transaction is subject to various approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or such conditions will be met. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include the ability to achieve the synergies contemplated through the proposed transaction; the failure of Reuters shareholders to approve the proposed transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson's and Reuters customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters after the transaction closes; and the diversion of management time on proposed transaction-related issues. Some of the factors that could also cause our actual results or events to differ materially from current expectations are: actions of our competitors; failure to fully derive anticipated benefits from our acquisitions or complete dispositions; failures or disruptions of our electronic delivery systems or the Internet; failure to meet the special challenges involved in expansion of our operations outside North America; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to develop new products, services, applications and functionalities to meet our customers' needs, attract new customers or expand into new geographic markets; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; failure to recruit and retain high quality management and key employees; increased self-sufficiency of our customers; inadequate protection of our intellectual property rights; actions or potential actions that could be taken by our principal shareholder; failure to realize the anticipated cost savings and operating efficiencies from the THOMSONplus initiative; an increase in our effective income tax rate; and impairment of goodwill and identifiable intangible assets. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including our annual information form for the year ended December 31, 2006, which is contained in our annual report on Form 40-F for the year ended December 31, 2006. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

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  EXHIBIT 99.1
THE THOMSON CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS